                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2004

OR

 [   ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
             EXCHANGE ACT OF 1934
             For the transition period from ________ to ________.

COMMISSION FILE NUMBER 0-20348

 A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

        D & K HEALTHCARE RESOURCES, INC. 401 (K) PROFIT SHARING PLAN AND TRUST

 B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

        D & K HEALTHCARE RESOURCES, INC.
        8235 FORSYTH BOULEVARD
        ST. LOUIS, MO 63105

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                              REQUIRED INFORMATION

(a)   Financial Statements.

      Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of KPMG LLP, independent registered public accounting firm, dated June 24, 2005.

(b)   Exhibits.

      Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       D & K HEALTHCARE RESOURCES, INC. 401 (K)
                                       PROFIT SHARING PLAN AND TRUST

Date:  June 28, 2005                   By: /s/  Martin D. Wilson
                                           ---------------------
                                       Martin D. Wilson, Trustee

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustee of the D&K Healthcare Resources, Inc.
  401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

St. Louis, Missouri
June 24, 2005

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2004 and 2003

                                                         2004            2003
                                                      -----------     ----------
Assets:
        Investments, at fair value                    $13,620,014     12,073,897
        Participant contributions receivable               42,403         69,978
        Employer contributions receivable                 114,896         85,984
                                                      -----------     ----------
                Net assets available for benefits     $13,777,313     12,229,859
                                                      ===========     ==========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2004 and 2003

                                                               2004            2003
                                                            -----------     ----------
Additions:
 Participant contributions                                  $ 1,255,989      1,094,314
 Employer contributions                                         447,108        375,587
 Interest income                                                 47,343         29,165
 Transfers from another plan                                     67,414      2,777,138
 Net appreciation in the fair value of investments              442,007      2,406,255
                                                            -----------     ----------
   Total additions                                            2,259,861      6,682,459
                                                            -----------     ----------
Deductions:
 Benefits paid to participants                                  679,800        588,411
 Administrative expenses                                         32,607         28,529
                                                            -----------     ----------
   Total deductions                                             712,407        616,940
                                                            -----------     ----------
   Increase in net assets available for benefits              1,547,454      6,065,519

Net assets available for benefits at beginning of year       12,229,859      6,164,340
                                                            -----------     ----------
Net assets available for benefits at end of year            $13,777,313     12,229,859
                                                            ===========     ==========

See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)   DESCRIPTION OF THE PLAN

      The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

      (a) GENERAL

          The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401 (a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995 to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

          Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

          The Plan is administered by executives of D&K, with additional administrative duties, such as loan processing, performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Life Insurance Company (Nationwide). Pension Associates of Wausau, Inc. is a subsidiary of Nationwide Life Insurance Company.

      (b) CONTRIBUTIONS

          Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to
          Section 401(k) of the IRC.

          The Company contribution is discretionary and is currently equivalent to 50% of employees' contributions up to a maximum contribution based on 6% of eligible compensation. As of January 1, 2004, the Plan allows for the employer matching contributions to the Plan to be in the form of D&K common stock or into the regular investment funds. Prior to January 1, 2004, the participants could not elect how the company match was allocated, as it was 100% invested in the stock of the Company. In January 2005, the Company's contribution to the Plan for the fourth quarter of 2004 was made in the form of 13,597 shares of D&K Healthcare Resources, Inc. common stock valued at $102,429 in addition to the cash contribution of $12,467.

                                        4                            (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(c)   INVESTMENTS

      Participants direct contributions into any of twelve investment funds. These funds are as follows: Dreyfus A Bonds Plus, Fidelity Asset Manager, Neuberger & Berman Guardian Fund, American Century Ultra Fund, Oppenheimer Global Fund A, Virtuoso 1, Personal Portfolio Series 3 -- Conservative Intermediate-Term, Personal Portfolio Series 4 -- Intermediate-Term, Gartmore Small Company Fund, Gartmore S&P 500 Service, Pimco Total Return, and Van Kampen Comstock. Participants may change their investment elections daily. Employer contributions are invested only in the D&K Common Stock Fund.

(d)   VESTING

      Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with at least 1,000 hours. The vesting schedule is as follows:

                                                      PERCENTAGE
   YEARS OF VESTING SERVICE                             VESTED
   ------------------------                           -----------
           0 - 1                                          -- %
             2                                            25
             3                                            50
             4                                            75
             5                                           100
Death, disability, or retirement                         100

(e)   PAYMENTS OF BENEFITS

      Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce Company discretionary contributions. Forfeitures of $15,662 and $29,983 reduced employer contributions for the years ended December 31, 2004 and 2003, respectively.

(f)   LOANS TO EMPLOYEES

      Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions over one to five years. The interest rate is determined by the prime rate plus 1% on the day the loan is processed. At December 31, 2004, the range was 5.00% to 10.50%. The outstanding balance of loans to participants was $281,034 and $236,914 as of December 31, 2004 and 2003, respectively.

(g)   PLAN MEMBER ACCOUNTS

      Individual accounts are maintained for each participant to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution.

                                        5                            (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF PRESENTATION

            The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded when paid.

      (b)   USE OF ESTIMATES

            Certain amounts included in the financial statements are estimated based on currently available information and the plan administrator's judgment as to the outcome of future conditions and circumstances. Actual results could differ from these estimates.

      (c)   ADMINISTRATIVE EXPENSES

            Substantially all administrative expenses are paid from Plan assets.

      (d)   VALUATION OF INVESTMENTS

            Investments in mutual funds and D&K stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing. Investment transactions are accounted for on the trade-date basis.

            The Plan's guaranteed interest fund is included in the financial statements at December 31, 2004 and 2003 at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee that is based on the five-year U.S. Treasury Note yield, which was 2.29% and 2.41% at December 31, 2004 and 2003, respectively. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

            The Plan provides for investment in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)   PLAN AMENDMENTS

      On March 4, 2003, employees in the Jewett Drug Company Retirement Plan (Jewett Plan) Were merged into the Plan. As part of that merger, the participants of the Jewett Plan became fully vested prior to the merger. The assets from the Jewett Plan were transferred into the Plan at fair value on the effective date of the transfer. The board of directors of the Plan approved the merger. A total of $2,777,138 was transferred into the Plan and allocated among investment options based on participant direction.

                                        6                            (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(4)   INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                         DECEMBER 31
                                   -------------------------
                                      2004           2003
                                   -----------     ---------
Fidelity Asset Manager             $ 1,717,920     1,600,294
Gartmore S&P 500 Service                    --       624,075
Neuberger & Berman Guardian Fund            --       774,763
American Century Ultra Fund          2,070,397     1,754,348
Pimco Total Return                          --       637,446
Virtuoso 1                           1,281,828     1,228,236
Oppenheimer Global Fund A            2,760,319     2,071,434
Gartmore Small Company Fund          1,201,719       897,766
VanKampen Comstock                   1,324,290            --
D&K Common Stock *                   1,194,912     1,569,224

* Nonparticipant-directed.

      During 2004 and 2003, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                        DECEMBER 31
                                 -------------------------
                                    2004           2003
                                 ----------      ---------
Appreciation (depreciation):
    Mutual funds                 $1,120,651      2,080,298
    Common stock                   (678,644)       325,957
                                 ----------      ---------
                                 $  442,007      2,406,255
                                 ==========      =========

(5)   NONPARTICIPANT-DIRECTED INVESTMENTS

      As of January 1, 2004, the plan allows for the employer matching contributions to the Plan to be in the form of D&K common stock or into the regular investment funds, resulting in all participant-directed investments for the year ended December 31, 2004. Employer matching contributions to the Plan in 2004 of $399,427 were made in the form of D&K common stock and $47,681 in cash. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for December 31, 2003 is as follows:

                                                          DECEMBER 31,
                                                              2003
                                                          ------------
Net assets:
   Common stock and employer contributions receivable     $  1,655,208

                                        7                            (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

                                                          DECEMBER 31,
                                                              2003
                                                          ------------
Changes in net assets:
    Contributions                                         $    375,587
    Net appreciation                                           325,957
Participation termination and withdrawal payments              (63,317)
Administrative expenses                                           (409)
                                                          ------------
                                                          $    637,818
                                                          ============

(6)   TAX STATUS

      The Plan is a prototype plan and has not obtained a determination letter from the IRS; however, the plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2004.

(7)   DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

      D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Plan shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but D&K determines that the Plan shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

(8)   SUBSEQUENT EVENT

      On March 31, 2005 employees in the Walsh Healthcare Solutions, Inc., Walsh Distributions, LLC DBA Walsh Southwest, Walsh Heartland, LLC and Myhca, Inc. retirement plans (Walsh Plan) were merged into the Plan. As part of the merger, the participants of the Walsh Plan became fully vested prior to the merger. The assets from the Walsh Plan were transferred into the Plan at fair value on the effective date of the transfer. The board of directors of the Plan approved the merger. A total of $5,895,308 was transferred into the Plan and allocated among investment options based on participant direction.

(9)   RECONCILIATION TO FORM 5500

      For the years ended december 31, 2004 and 2003, the plan had approximately $22,017 and $19,727, respectively, of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with accounting principles generally accepted in the United States of America.

                                        8                            (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2004 and 2003

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Forms 5500, which were filed for the years ended December 31, 2004 and 2003:

                                                                                               2004                 2003
                                                                                            ------------         ----------
Net assets available for plan benefits per the financial statements                         $ 13,777,313         12,229,859
Benefit obligations currently payable (health claims, death, and disability benefits)            (22,017)           (19,727)
                                                                                            ------------         ----------
    Net assets available for plan benefits per the Form 5500                                $ 13,755,296         12,210,132
                                                                                            ============         ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

                                                                      2004              2003
                                                                  ------------        --------
Benefits paid to participants per the financial statements        $   679,800           588,411
Add amounts currently payable at year-end                              22,017            19,727
Less amounts currently payable at prior year-end                      (19,727)           (9,484)
                                                                  -----------         ---------
     Benefits paid to participants per the Form 5500              $   682,090           598,654
                                                                  ===========         =========

                                                                      SCHEDULE I

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

         Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2004

   (a)
PARTY-IN-                                            (b)                                     (d)                       (e)
INTEREST                IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY                COST                 CURRENT VALUE
---------               -----------------------------------------------------------        ---------              --------------
                        Dreyfus A Bonds Plus                                               $      --                     244,158
                        Fidelity Asset Manager                                                    --                   1,717,920
                        American Century Ultra Fund                                               --                   2,070,397
                        Oppenheimer Global Fund A                                                 --                   2,760,319
    *                   Gartmore S&P 500 Service                                                  --                     557,837
    *                   Virtuoso 1                                                                --                   1,281,828
                        Personal Portfolio Series 3--Conservative Intermediate-Term               --                     191,162
                        Personal Portfolio Series 4--Intermediate-Term                            --                     401,637
    *                   Gartmore Small Company Fund                                               --                   1,201,719
                        Pimco Total Return                                                        --                     392,801
                        Van Kampen Comstock                                                       --                   1,324,290
                        Participant loans, 5.00% to 10.5%                                         --                     281,034
    *                   D&K Common Stock                                                   1,131,815                   1,194,912
                                                                                                                  --------------
                                                                                                                  $   13,620,014
                                                                                                                  ==============

*Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

                                                                     SCHEDULE II

                         D&K HEALTHCARE RESOURCES, INC.
                      401(k) PROFIT SHARING PLAN AND TRUST

            Schedule H, line 4j--Schedule of Reportable Transactions

                          Year ended December 31, 2004

                                         PURCHASES                                    SALES
                                 -------------------------    -----------------------------------------------------
IDENTITY OF PARTY INVOLVED       NO. OF TRANS.     COST       NO. OF TRANS.       COST      SALES PRICE     LOSS
--------------------------       -------------   ---------    -------------    ---------    -----------    --------
D&K Common Stock*                     11         $ 386,949        39           $ 147,506       74,539      (72,967)

*Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.